FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Thursday, May 11, 2006 – JED Oil Inc. (AMEX: JDO) today announced financial results for the first quarter ended March 31, 2006.  During the first quarter of 2006, JED drilled 14 wells (9.3 net) with an average success rate of 93%.  “The most significant event in the first quarter was meeting our aggressive guidance,” stated Al Williams, President of JED.  “In the third quarter of 2005, we announced our goal to essentially double our third quarter production rate by the end of the fourth quarter of 2005 and double our production rate again by the end of the first quarter of 2006.  We achieved our goals as we exited 2005 with a production rate of 1,562 boe/d and produced 3,000 boe/d at the end of the first quarter of 2006.  Our goal for the rest of 2006 is to continue our aggressive growth and more than double this production rate again by the end of 2006.”

Subject to continued drilling success, the following is the planned drilling for JED through to the end of the first quarter of 2007.  The Company plans to drill up to 22 follow up wells in the Ferrier area, up to 19 follow up wells in the Desan area, up to 13 follow up wells in North Dakota and commence its drill program in the Pinedale/Jonah area of Wyoming with four initial wells.

Q1, 2006 Compared to Q1, 2005 Highlights

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Exit production rate was up 338% to 3,000 boe/d;

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Revenue rose 167% to over $4.6 million from $1.7 million;

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Funds from operations increased 80% to almost $1.5 million from approximately $800,000;

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Average production increased 114% to 1,250 boe/d from 585 boe/d;

Summarized financial and operational data
(in US$ 000’s except for volumes and per share amounts)
All financial results are in accordance with US GAAP	First Quarter Ended	First Quarter Ended
	March 31, 2006	March 31, 2005	Change
Production Information
Oil production (bbl per day)	587	517	14%
Gas production (mcf per day)	3,978	404	885%
Average production (boe per day)	1,250	585	114%
Exit rate (boe per day)	3,000	685	338%
Financial Information
Revenue	$4,638	$1,740	167%
Funds from operations	$1,478	$ 822	80%
Funds from operations per share(1)	$ 0.10	$ 0.09	11%
Net Income (loss)	$ (22)	$ 134	-117%
Net income (loss) per share(1)	$ 0.00	$ 0.01	-100%

JED Oil News Release

May 11, 2006

Operating information (on a per boe basis)
Average price received per bbl of oil	$44.06	$32.94	34%
Average price received per mcf of gas	$6.46	$5.66	14%
Average price received per boe	$41.23	$33.06	25%
Operating costs per boe	$10.24	$3.31	209%
Operating netbacks per boe	$23.78	$22.30	7%

“BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.”

(1) Per share information and average shares outstanding have been adjusted to reflect the 3 for 2 stock split that occurred on October 12, 2005.  2005 comparative numbers have been adjusted to reflect the stock split as if it had occurred from the date of incorporation.

“The increase in operating costs on a per boe basis is partially attributed to adjustments from 2005 fluid handling and gas processing fees billed to JED pertaining to the Sylvan Lake, Princess, and Ferrier areas and recorded in the three month period ended March 31, 2006.  These adjustments had not been previously accrued for in 2005,” stated David Ho, JED’s CFO.  “The higher operating costs, the non-cash depletion expense and the incurrence of interest expense on the Company’s debt facilities were the reasons for the modest net loss in the in the first quarter.”

As previously announced, JED is pursuing a merger with JMG Exploration, Inc. (PCX: JMG, JMG+) (“JMG”) in which JMG would merge with a wholly-owned subsidiary of JED in the U.S.  JMG's securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share.  Both companies have formed independent Board committees and engaged financial advisors to perform fairness opinions with respect to this proposed transaction.  Closing of the transaction is scheduled for June 30th, subject to receipt of regulatory approval.

The Board of Directors has also approved a private placement of up to $50 million which the management is currently pursuing.  “This private placement will allow JED to accelerate the drilling of its extensive inventory of development prospects following the proposed merger with JMG Exploration, Inc., stated Reg Greenslade, JED’s Chairman.  “Our goal is to ramp up our production throughout the rest of this year and into the first quarter of next year to position JED for potential sale at that time.  Due to the goal of selling the Company in early 2007, the Board of Directors has instituted additional incentive for attaining a production rate of 7,000 boe/d by the end of 2006 and a bonus pool of ¼ of 1% of any sale value.  This incentive plan has been designed to reward staff with a bonus of approximately 100% of their salary if successful which will be paid as a bonus in lieu of severance.”

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman (212) 836-9609

(403) 213-2507

Lena Cati (212) 836-9611

Al Williams, President

www.theequitygroup.com

(403) 537-3250

www.jedoil.com